September 6, 2011

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ethan Horowitz, Branch Chief

VIA EDGAR AND OVERNIGHT MAIL

Re:	Osage Exploration and Development, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 18, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 12, 2011
File No. 000-52718

Dear Mr. Horowitz:

Enclosed please find our response to the above filings to your comments dated August 26, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 8

1.	We have revised our filing to include the reports of Reddy Petroleum Company for the Osage property in Oklahoma (Exhibit 10.24) and Petrotech Engineering Ltd for the Guaduas Field in Columbia (Exhibit 10.25) and

2.	We have revised our disclosure of the internal controls we use in our reserve estimation efforts.

3.	We have revised our disclosure to provide average production cost, per unit of production, by geographical area pursuant to Item 1204(b)(2) of Regulation S-K.

Controls and Procedures, page 18

4.	We have revised our filings to include that there have not been any change in internal control over financial reporting during the last fiscal quarter.

Balance Sheets, page F-3

5.	We have disclosed that we are using the Successful Efforts method of accounting for oil and gas producing activities on the face of the balance sheet.

Statement of Cash Flows, page F-6

6.	We have enclosed for you a reconciliation of the $146,675 changes in accounts receivable and $745,052 changes in accounts payable and accrued expenses presented in the “Changes in Operating Assets and Liabilities” section of the Statement of Cash Flows.

1

JOA represents the net balance from our Joint Operating Agreement with Pacific Rubiales (“Pacific”), the operator and 90.6% owner of the Guaduas field in Colombia. The JOA account captures all operating expenses and capital expenses that are charged by Pacific for our 9.4% share as well as all revenues from the pipeline for which we are entitled to 9.4%. In addition, when we either make a payment pursuant to a cash call from Pacific or receive funds from Pacific, the transfer of funds also flows through this account. We have a dollar denominated account ($ JOA) and a CO PE account (CO PE JOA). On a monthly basis, the $JOA and CO PE JOA capture our share of revenues, expenses and capital investments and are recorded in either account based on the original currency that relate to the item. For example, our pipeline revenues are denominated in dollars so those amounts are recorded in the $JOA, while the majority of our operating expenses and capital investments are denominated in CO PE and therefore are captured in the CO PE JOA. The net balance at the end of each month represents the net amount that we either owe Pacific or Pacific owes us. The net amount may be either a receivable or a payble.

Notes to Financial Statements, page F-7

Note 13 – Supplemental Information about Oil and Gas Producing Activities (unaudited) page F-19

7.	We have revised our filings to indicate that the reserve estimates were prepared by two independent, third party petroleum engineers and not by the Company.

8.	We have revised the tabular presentation of changes in the standardized measure of discounted cash flows.

9.	We have revised our filings to include a tabular disclosure showing a reconciliation of the difference between the non-GAAP financial measure and the most comparable GAAP-basis financial measure.

10.	We have revised our filings to indicate we have used average pricing to compute future cash inflows.

Exhibits 31.1 and 31.2

11.	We have revised our filing to include the representations required under paragraph 4(b), pertaining to internal controls over financial reporting as well as replaced the reference to “the small business issuer” with “the registrant.”

Exhibits 32.1 and 32.2

12.	We have revised our filings to correct the reference to the annual report for the period ended December 31, 2010.

2

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits 31.1 and 31.2

13.	We have revised our filings to include the representations required under the introductory paragraph 4, pertaining to internal controls over financial reporting as well as replaced the reference to “the small business issuer” with “the registrant.”

Furthermore, the Company is acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Should you have any further comments, please let me know.

Regards,

Kim Bradford
President, CEO and CFO

3

Osage Exploration and Development

Response to SEC comments for Form 10-K for FY Ended December 31, 2010

Item #6: Reconciliation of Cash Flows for Accounts Receivable, Accounts Payable and Accrued Expenses

2010 Average Exchange Rate	1,899.01

2010 Ending Exchange Rate	1,923.90

2009 Average Exchange Rate	2,016.08

2009 Ending Exchange Rate	1,936.53

CASH FLOWS RECONCILIATION

	USA	Cimarrona	Cimarrona	Colombia	Colombia
ACCOUNTS RECEIVABLE	In USD	In CO Pesos	In USD	In CO Pesos	In USD	TOTAL
12/2009	133,015.00	44,919.00		—
12/2010	9,994.00	—		—
Change	123,021.00	44,919.00	23,653.90	—	—	146,674.90

	USA	Cimarrona	Cimarrona	Colombia	Colombia
ACCOUNTS PAYABLE	In USD	In CO Pesos	In USD	In CO Pesos	In USD	TOTAL
12/2009	(69,091.00)	(4,275.00)		(14,914.00)
12/2010	(183,549.00)	(37,192.00)		—
Change	114,458.00	32,917.00	17,333.77	(14,914.00)	(7,853.57)	123,938.20

ACCRUED LIABILITIES
12/2009	(20,238.00)	(59,434.00)		—
12/2010	—	(1,678,235.00)		—
Change	(20,238.00)	1,618,801.00	852,444.69	—	—	832,206.69

JOA RECEIVABLE
12/2009	92,889.00	(456,484.00)		—
12/2010	147,516.00	(159,360.00)		—
Change	(54,627.00)	(297,124.00)	(156,462.58)	—	—	(211,089.58)

Total Change in AP, Accrued
Liabilities and JOA Receivable	39,593.00		713,315.89		(7,853.57)	745,055.32

4

BALANCE SHEET RECONCILIATION

		Cimarrona	Cimarrona	Colombia	Colombia
ACCOUNTS RECEIVABLE	USA	In CO Pesos	In USD	In CO Pesos	In USD	10K
Total 2009 A/R on F/S	133,015.00	44,919.00	23,195.61	—	—	156,210.61

12/2010 A/R	9,994.00	—	—	—	—	9,994.00
12/2010 JOA	147,516.00	(159,360.00)	(82,831.75)	—	—	64,684.25
Total 2010 A/R on F/S						74,678.25

		Cimarrona	Cimarrona	Colombia	Colombia
ACCOUNTS PAYABLE	USA	In CO Pesos	In USD	In CO Pesos	In USD	10K
12/2009 A/P	69,091.00	4,275.00	2,207.56	14,914.00	7,265.02	78,563.58
12/2009 JOA	(92,889.00)	456,484.00	235,722.66	—	—	142,833.66
Total 2009 A/P on F/S						221,397.24

Total 2010 A/P on F/S	183,549.00	37,192.00	19,331.57	—	—	202,880.57

		Cimarrona	Cimarrona	Colombia	Colombia
Accrued Liabilities	USA	In CO Pesos	In USD	In CO Pesos	In USD	10K
Total 2009 Accrued Liab on F/S	20,238.00	59,434.00	27,710.35	—	—	47,948.35

Total 2010 Accrued Liab on F/S	—	1,678,235.00	872,308.85	—	—	872,308.85

5